BD - INDIRECT OWNERS

Ownership Codes:	**NA** - less than 5%	**B** - 10% but less than 25%	**D** - 50% but less than 75%
	A - 5% but less than 10%	**C** - 25% but less than 50%	**E** - 75% or more

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
IBG HOLDINGS LLC	DE	IBG LLC	MEMBER	08/1998	E	Y	N	35-2296543